SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Nancy O’Leary

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue Suite 4500

Chicago, IL 60601

(312) 946-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

March 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP NO. 64128J101	13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.P. (“JK&B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,592,850 shares, except that JK&B Management V, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital V, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
20,592,850 shares, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,592,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V Special Opportunity Fund, L.P. (“JK&B SOF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,534,956 shares, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
15,534,956 shares, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,534,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response in to row 7.
9	SOLE DISPOSITIVE POWER
36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,127,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,127,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64128J101	13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DKB JTV Holdings, LLC (“DKB”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,006,300 shares, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,006,300 shares, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64128J101	13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Kronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,954,987 shares, of which 820,881 are directly owned by Kronfeld, 2,006,300 are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to vote these shares, 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
38,954,987 shares, of which 820,881 are directly owned by Kronfeld, 2,006,300 are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to dispose of these shares, 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,954,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64128J101	13D/A	Page 8 of 11 Pages

Statement on Schedule 13D

This Amendment No. 4 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 4 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2011 (the “Schedule 13D”), as amended by Amendment No. 1, as further amended by Amendment No. 2, and as further amended by Amendment No. 3. Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 4 is being filed by JK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P., JK&B Management V, L.P., JK&B Capital V, L.L.C., DKB JTV Holdings, LLC and David Kronfeld.

ITEM 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following to the end thereof:

On March 26, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WME Entertainment, LLC (“Parent”), and NeuLion Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as the wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Issuer’s issued and outstanding shares of Common Stock (other than any shares held by the Issuer as treasury shares or shares held by Parent, Merger Sub, or any other wholly owned affiliate of Parent and those shares with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn) will be cancelled and extinguished and converted into the right to receive $0.84 in cash, without interest (the “Per Share Merger Consideration”).

As of the effective time of the Merger, each stock option of the Issuer that is outstanding and unexercised immediately before the effective time will be cancelled in consideration for the right to receive a cash payment equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option, without interest, less any required withholding taxes.

Also effective March 26, 2018, certain of the Reporting Persons delivered a signed written consent adopting the Merger Agreement and entered into a Support Agreement (the “Support Agreement”) with Parent and Merger Sub with respect to all shares of Common Stock beneficially owned by it (the “Voting Shares”).

Under the Support Agreement, the applicable Reporting Persons agreed to take the following actions, among others, during the term of the Support Agreement: (1) vote the Voting Shares in favor of the Merger Agreement and the transactions contemplated thereby and (2) vote the Voting Shares against (A) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or any other transactions contemplated by the Support Agreement or the Merger Agreement, (B) any offer, proposal, inquiry or indication of interest relating to any direct or indirect transaction or series of transactions with any Person other than Parent or Merger Sub or any of their respective subsidiaries (“Acquisition Proposal”) and (C) any action, proposal, transaction or agreement that, to the knowledge of the Reporting Person, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of such Reporting Persons or the Issuer under this Agreement or the Merger Agreement.

Under the Support Agreement, the applicble Reporting Persons are restricted from disposing of any of the Voting Shares or engaging in any discussions or negotiations with, or solicit or encourage, any third party with respect to an Acquisition Proposal. The Support Agreement will terminate upon (1) the mutual written consent of Parent and such Reporting Persons, (2) the effective time of the Merger, or (3) the termination of the Merger Agreement in accordance with its terms.

CUSIP NO. 64128J101	13D/A	Page 9 of 11 Pages

The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The second paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 280,334,268 shares of Common Stock outstanding as of March 26, 2018, as reported by the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Agreement and Plan of Merger dated as of March 26, 2018 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on 8-K filed with the SEC on March 27, 2018)
99.2	Support Agreement of Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2018

JK&B Capital V, L.P., a Delaware Limited Partnership

	By:	JK&B Management V, L.P., a Delaware Limited Liability Company
	Its:	General Partner
	By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

	By:	JK&B Management V, L.P., a Delaware Limited Partnership
	Its:	General Partner
	By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

	By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company
	Its:	General Partner

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

DKB JTV Holdings, LLC

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

David Kronfeld

	By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact